UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

__ Form 10-K    __ Form 20-F    __ Form 11-K
_X_ Form 10-Q    __ Form 10-D    __ Form N-SAR    __ Form N-CSR

For Period Ended: 3/27/05

__	Transition Report on Form 10-K
__	Transition Report on Form 20-F
__	Transition Report on Form 11-K
__	Transition Report on Form 10-Q
__	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cedar Fair, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

One Cedar Point Drive
Address of Principal Executive Office (Street and Number)

Sandusky, Ohio 44870-5259
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_X_	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Partnership is filing this Form 12b-25 because it was unable to complete its Form 10-Q for the quarter ended March 27, 2005 on a timely basis without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Brian Witherow	(419) 627-2173
(Name)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

_X_ Yes __ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

_X_ Yes __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the Form 8-K filed on May 5, 2005, the Partnership has determined that it should restate its accounting for deferred income taxes as originally presented in its fiscal 2004 quarters. For more detail, including a summary of the effects of the restatement on the 2004 quarterly results, please refer to that Form 8-K.

Cedar Fair, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 9, 2005	By:	/s/ Bruce A. Jackson
Bruce A. Jackson
	Title:	Corporate Vice President - Finance

(Chief Financial Officer)